UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
or
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2021
Commission File Number:
001-38452

MEREO BIOPHARMA GROUP PLC
(Translation of registrant’s name into English)

4
th
Floor, One Cavendish Place,
London, W1G 0QF, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE
Exhibits 99.1 and 99.2 to this Report on Form
6-K
shall be deemed to be incorporated by reference into the registration statements on Form
F-3
(Registration Numbers
333-239708
and
333-258495)
and Form
S-8
(Registration Numbers
333-231636,
333-236498
and
333-252147)
of Mereo BioPharma Group plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November
2
, 2021

MEREO BIOPHARMA GROUP PLC

By:	/s/ Christine Fox
Name: Christine Fox
Title: Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Mereo BioPharma Group plc Unaudited Condensed Consolidated Financial Statements as of June 30, 2021.

99.2	Mereo BioPharma Group plc Management’s Discussion and Analysis of Financial Condition and Results of Operations.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the inline XBRL document).